Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges

	Nine Months Ended September 30,			Year Ended December 31,
	2004 (Restated)		2003 (Restated)	2003 (Restated)	2002 (Restated)	2001	2000		1999
	(unaudited)
				(in thousands, except ratios)

RATIO OF EARNINGS TO FIXED CHARGES:
(Loss) income before income taxes, discontinued operations and cumulative effect of accounting change	$(9,866)		$11,576	$12,588	$(19,192)	$(22,655)	$4,561		$1,364
Fixed charges
Interest expense (a)	17,157		6,723	9,711	15,069	2,294	2,035		2,148
Preferred stock accretion and dividends	10		347	448	2,374	—	—		—
Interest portion of rent expense (b)	1,343		972	1,439	1,078	257	122		142

Total fixed charges	18,510		8,042	11,598	18,521	2,551	2,157		2,290

Total (loss) earnings	$8,644		$19,618	$24,186	$(671)	$(20,104)	$6,718		$3,654

Ratio of earnings to fixed charges	0.5	x	2.4x	2.1x	—	—	3.1	x	1.6	x
Ratio of coverage deficiency	—		—	—	(c )	(c )	—		—

(a)	Interest expense includes amortization of deferred financing costs.

(b)	Includes approximately one-fourth of the rent expense for each period presented which management believes is a reasonable approximation of the interest component of such rentals.

(c)	Due to the loss from operations for the years ended December 31, 2002 and 2001, there were insufficient earnings of $19.2 million and $22.7 million, respectively, to cover fixed charges.